

December 14, 2020

Jim Mutrie
Chief Commercial Officer
Switchback Energy Acquisition Corp
5949 Sherry Lane, Suite 1010
Dallas, TX 75225

> **Re: Switchback Energy Acquisition Corp**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed December 4, 2020**
> **File No. 333-249549**

Dear Mr. Mutrie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 Filed December 4, 2020

Certain U.S. Federal Income Tax Considerations, page 141

1. We note that you have filed a short form tax opinion as Exhibit 8.1 to the registration statement. Therefore, please revise the prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. In addition, please revise the disclosure to clearly identify and articulate the opinion being rendered. For more information, refer to Section III.B.2. of Staff Legal Bulletin No. 19.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing